File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of March, 2006
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑       Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐       No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .]

Monthly Sales Report- March 2006	3
Regulated Announcement for the month of March 2006	4 ~ 5
Signatures	6

MACRONIX INTERNATIONAL CO., LTD.
For the month of March 2006
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of March 2006.
     Sales volume (NT$ : Thousand)

Time	Item	2006	2005	Changes	(%)
March	Invoice amount	1,656,551	1,209,073	447,478	37.01%
March	Net Sales	1,652,371	1,204,542	447,829	37.18%
     Funds lent to other parties (NT$ : Thousand)

	Bal. As of	Bal. As of
	March, 2006 end	February, 2006 end	Limit of lending
MXIC	0	0	14,481,749
MXIC’s subsidiaries	0	0	5,832,589
     Endorsements and guarantees (NT$ : Thousand)

	Limit of endorsement	March	Bal. As of period end
MXIC	14,481,749	-389,520	1,512,636
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	1,512,636
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0
     Financial derivatives transactions (NT$ : Thousand)
4-1 Trading purpose : None
4-1 Hedging purpose (for assets/liabilities denominated in foreign currencies): None

MACRONIX INTERNATIONAL CO., LTD.
For the month of March 2006
This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC ; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC ; 3) outstanding units and shares of ADR by MXIC for the month of March 2006.
     The trading of directors, supervisors, executive officers and 10% shareholders :

		Number of
		shares held when
		elected (for
		Directors,	Number of	Number of shares
		Supervisors and	shares held as	held as
Title	Name	Executive Officers)	February 28, 2006	March 30, 2006	Changes
Associate Vice President	Y. L. Lin	0	6,189,413	6,126,413	-63,000
Associate Vice President	Paul Yeh	0	7,766,102	7,739,102	-27,000
     The clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders : None
     The pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders : None
     Outstanding units and shares of ADR :

Outstanding of units on	Outstanding of shares	Outstanding of units on	Outstanding of shares
February 28, 2006	on February 28, 2006	March 31, 2006	on March 31, 2006
2,176,109.3	21,761,093	2,176,109.3	21,761,093

MACRONIX INTERNATIONAL CO., LTD.
For the month of March 2006
This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of March 2006.
     The acquisition of assets : None
     The disposal of assets : None

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: April 14, 2006	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center